September 11, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

        Re: Rivulet Entertainment, Inc.
            Form 10-KT for the Transition Period ended June 30, 2024 Filed November 12, 2024
            File No. 000-52390
Dear Walter Geldenhuys:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation